EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION RECEIVES ALL APPROVALS FOR STANLEY ENTRY
DOOR DEAL.

TORONTO, ONTARIO (March 1, 2004) Masonite International Corporation announced today that on Friday, February 27, 2004 it had received all required governmental approvals to complete the previously announced acquisition of the residential entry door business of The Stanley Works. The acquisition is expected to close within the next several days.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a “forward looking statement”. The Company’s ability to close the purchase of the residential entry door business of The Stanley Works within the next few days is subject to satisfaction or waiver of the remaining conditions set forth in the Acquisition Agreement between the Company and The Stanley Works. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:

Mr. Lawrence P. Repar or Mr. Robert V. Tubbesing
1600 Britannia Road East
Mississauga, Ontario
L4W 1J2
(905) 670-6500
www.masonite.com